Three of Strong Inc.

ANNUAL REPORT

35B Diamond Street
Portland, ME 04101
(207) 899-4930
http://threeofstrongspirits.com

This Annual Report is dated April 1, 2026.

BUSINESS

Company Overview

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July, 2019.

Business Model

We are a craft distillery with a focus on rum. Primary revenues are derived from retail & wholesale sales of bottled spirits and Ready to Drink cocktails, Tasting Room operations, and cocktail keg sales. We also generate revenue from contract distilling engagements. The Company is located in Maine with distribution into Maine, New Hampshire, Massachusetts and California with nationwide direct-to-consumer sales as well.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $575,000.00
Use of proceeds: Startup funds
Date: June 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $1,800,000.00
Use of proceeds: Operating Capital and Debt Reduction
Date: December 31, 2025
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Revenue
Revenues in fiscal year 2025 were $514,032 compared to $649,546 in fiscal year 2024. The roughly 20% decrease in revenues was primarily driven by reduced sales of wholesale products both in and out of state and a significant drop off in keg sales to bar and restaurant clients in Maine. Tasting room revenues were down less significantly, while DTC and contract distilling revenues grew from the prior year.

Cost of Goods
The Cost of Goods Sold in fiscal 2025 was $286,052, as opposed to $341,827 in 2024. This reduction in COGS was due to reduced production needs from operations for our canned cocktails and management's decision to reduce operational expenditures once it was clear that the Company was not going to achieve its target capital raise, which required the company to reduce its cost structure.

Gross Margins
Our gross margins were slightly down in 2025 from the prior year moving from 47.9% in 2024 to 44.3% in 2025 Both of this numbers are on the low range for the business margins historically and reflect the increased pressure on our margins from our biggest revenue producer, the ready to drink canned cocktails.

Expenses
Expenses in 2025 were reduced by more than 25% from the prior year, with the majority of the reductions happening when the Company tightened its belt after realizing the that crowdfunding round was going to underperform our targets significantly. Almost 40% of our annual spending happened in Q1 and each quarter had lower expenses than the prior quarter over the year.

Historical results and cash flows:

Starting in the second quarter of 2025, the Company adopted a much leaner operating model and cost structure to attempt to live within our means and reduce our reliance on operating capital to maintain operations. This was a work in progress in 2025 and has continued with our planning for 2026. While we are not yet free of needing capital to hit all of our marks, we are much closer to the goal heading into the year ahead.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 10,895.44.

Debt

Creditor: Samuel Pierce
Amount Owed: $604,488.81
Interest Rate: 8.0%
Please refer to our related party transactions. During 2025, the Company entered into two related party loans with its CEO, totaling $40,000 in new debt. The outstanding amount owed includes $64,488.81 in accrued interest as of 12/31/2025

Creditor: David McConnell
Amount Owed: $ 3,603.29
Interest Rate: 0.0%
The sole obligation of the company to the Creditor is the accrued interest in the amount of $3,603.29 as of 12/31/2025.

Creditor: Maine Community Bank
Amount Owed: $72,272.26
Interest Rate: 5.75%
Maturity Date: March 7, 2027
Equipment backed loan, guaranteed by the Finance Authority of Maine.

Creditor: United States Small Business Association
Amount Owed: $70,720.00
Interest Rate: 3.75%
Maturity Date: June 16, 2050
$445 monthly payments due for 30 years.

Creditor: Ford Motor Credit Corp
Amount Owed: $81,637.58
Interest Rate: 0.0%
Maturity Date: April 21, 2027, and January 7, 2028
Ford F150 Lightning and Ford Escape Hybrid vehicle leases.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Samuel Pierce

Samuel Pierce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director
Dates of Service: August 2024 — Present
Responsibilities: Co-Founder with Dave McConnell. Primarily functions as the Chief Executive Officer of the Company with oversight of Finance, Tasting Room Operations and Distillery Production

Name: David Bruce McConnell

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September 2025 — Present

Name: Daniel Pierce, Jr.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: September 2025 — Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Samuel Pierce
Amount and nature of Beneficial ownership: 3,040,904
Percent of class: 38.0%

Title of class: Preferred Stock
Stockholder Name: Samuel Pierce
Amount and nature of Beneficial ownership: 4,133,333
Percent of class: 49.2%

Title of class: Preferred Stock
Stockholder Name: May H. Pierce Trust - 2000
Amount and nature of Beneficial ownership: 3,333,333
Percent of class: 39.7%

RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Samuel Pierce made loans to the Company in the amount of $40,000 in 2025. The details of these transactions are discussed in Note 3.

OUR SECURITIES

Common Stock

Authorized: 23,000,000
Outstanding: 8,616,138
Voting Rights: One vote per share, please see voting rights of securities sold in this offering below.
Material Rights:
Voting Rights of Securities sold in this Offering contain a Voting Proxy.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Alcohol Notice

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

Future Stock Grants

The Total amount outstanding does not include 2,599,662 shares reserved but unissued related to future stock grants.

Preferred Stock

Authorized: 9,062,500
Outstanding: 8,395,832
Voting Rights: One vote per share.
Material Rights: Preferred Stock holders vote as a class on certain topics and alongside common stock holders on all votes.

PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see the Subscription Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the

Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the

result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the 1.235M we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the

Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able

to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Three of Strong Inc.

By /s/ *Samuel Pierce*

Title: CEO and Director

By /s/ *Samuel Pierce*

Name: Samuel Pierce

Title: CEO and Director

By /s/ *Samuel Pierce*

Name: Samuel Pierce

Title: CEO and Director

By /s/ *David Bruce McConnell*

Name: David Bruce McConnell

Title: Director

By /s/ *Daniel Pierce, Jr.*

Name: Daniel Pierce, Jr.

Title: Director

Exhibit A
FINANCIAL STATEMENTS

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

ASSETS

    Current Assets

        Checking/Savings

            10100 · GSB Checking 4854

            10220 · GSB Checking 4994

            10300 · Cash in Drawer

        Total Checking/Savings

        Accounts Receivable

            11000 · Accounts Receivable

        Total Accounts Receivable

        Other Current Assets

            12001 · Undeposited Funds

            13000 · Inventory

            13100 · Merchandise Inventory

                13110 · Tees Inventory

                13120 · Hats Inventory

                13130 · Glasses Inventory

                13150 · Miscellaneous Merch Inventory

            Total 13100 · Merchandise Inventory

            13550 · Due from Employee

            13560 · Deferred Salary per CPA

            13600 · Emp Retention Credit Receivable

            13900 · Security Deposit

        Total Other Current Assets

    Total Current Assets

    Fixed Assets

            15200 · Facility Build Out

            15300 · Furniture and Equipment

            15330 · Corporate Conversion Expenses

            15340 · Vehicles

            15900 · Intangibles - R&D Costs

            17000 · Accumulated Depreciation

    Total Fixed Assets

    Other Assets

            15100 · Start Up Costs

            15400 · Guarantee & Loan Fees

            17500 · Accumulated Amortization

    Total Other Assets

TOTAL ASSETS

LIABILITIES & EQUITY

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

.

   Liabilities

      Current Liabilities

         Accounts Payable

            20000 · Accounts Payable .

         Total Accounts Payable

         Credit Cards

            20500 · Capital One #1148 .

         Total Credit Cards

         Other Current Liabilities

            22000 · Tips Payable

            25500 · Sales Tax Payable

            25810 · Venue Deposits

            27200 · Pierce LOC

            27210 · Accrued Interest Pierce LOC

            27220 · Accrued Interest McConnell $40K

            28100 · SBAD Treas Loan #7402 .

         Total Other Current Liabilities .

      Total Current Liabilities

      Long Term Liabilities

         26000 · GSB Loan #5180

         27800 · Ford Lightning Lease

         27810 · Ford Escape Lease .

      Total Long Term Liabilities .

   Total Liabilities

   Equity

      30000 · Capital Stock

         31000 · Preferred Stock

            31100 · Preferred Stock Pierce

            31201 · Preferred Stock MS McCormack

            31202 · Preferred Stock R Vogel

            31203 · Preferred Stock W Perkins

            31204 · Preferred Stock E Perkins

            31205 · Preferred Stock May H. Pierce

            31300 · SAFE Investment Equity

               31310 · David Abraham - SAFE

               31320 · Sam Pierce - SAFE

               31330 · Cuong Do - SAFE .

            Total 31300 · SAFE Investment Equity

            31400 · 2024 Investor Raise

	.
35110 · 2024 Pre-Conversion Invst Depos	.
Total 31400 · 2024 Investor Raise	.
Total 31000 · Preferred Stock	
32000 · Common Stock	
32100 · Crowd Funded Common Stock	
32000 · Common Stock - Other	.
Total 32000 · Common Stock	.
Total 30000 · Capital Stock	
32001 · *Retained Earnings	
39000 · Retained Earnings	
Net Income	.
Total Equity	.
TOTAL LIABILITIES & EQUITY	:

Three of Strong Inc.
Balance Sheet

As of December 31, 2025

	Dec 31, 25
ASSETS	
Current Assets	
Checking/Savings	
10100 · GSB Checking 4854	3,095.44
10220 · GSB Checking 4994	7,500.00
10300 · Cash in Drawer	300.00
Total Checking/Savings	10,895.44
Accounts Receivable	
11000 · Accounts Receivable	25,272.84
Total Accounts Receivable	25,272.84
Other Current Assets	
12001 · Undeposited Funds	3,395.73
13000 · Inventory	164,677.27
13100 · Merchandise Inventory	
13110 · Tees Inventory	5,057.50
13120 · Hats Inventory	1,212.46
13130 · Glasses Inventory	684.71
13150 · Miscellaneous Merch Inventory	827.41
Total 13100 · Merchandise Inventory	7,782.08
13550 · Due from Employee	667.93
13560 · Deferred Salary per CPA	16,666.66
13600 · Emp Retention Credit Receivable	20,635.00
13900 · Security Deposit	4,949.50
Total Other Current Assets	218,774.17
Total Current Assets	254,942.45
Fixed Assets	
15200 · Facility Build Out	833,955.92
15300 · Furniture and Equipment	260,316.33
15330 · Corporate Conversion Expenses	31,106.50
15340 · Vehicles	104,513.52
15900 · Intangibles - R&D Costs	45,916.04
17000 · Accumulated Depreciation	-356,002.00
Total Fixed Assets	919,806.31
Other Assets	
15100 · Start Up Costs	197,362.77
15400 · Guarantee & Loan Fees	3,069.00
17500 · Accumulated Amortization	-84,277.00
Total Other Assets	116,154.77
TOTAL ASSETS	**1,290,903.53**
LIABILITIES & EQUITY	

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

6:56 AM

01/25/2026

Accrual Basis

	Dec 31, 25
Liabilities	
Current Liabilities	
Accounts Payable	
20000 · Accounts Payable	-4,963.00
Total Accounts Payable	-4,963.00
Credit Cards	
20500 · Capital One #1148	10,973.97
Total Credit Cards	10,973.97
Other Current Liabilities	
22000 · Tips Payable	3,410.83
25500 · Sales Tax Payable	784.15
25810 · Venue Deposits	150.00
27200 · Pierce LOC	540,000.00
27210 · Accrued Interest Pierce LOC	64,488.81
27220 · Accrued Interest McConnell $40K	3,603.29
28100 · SBAD Treas Loan #7402	70,720.00
Total Other Current Liabilities	683,157.08
Total Current Liabilities	689,168.05
Long Term Liabilities	
26000 · GSB Loan #5180	72,272.26
27800 · Ford Lightning Lease	51,332.83
27810 · Ford Escape Lease	30,304.75
Total Long Term Liabilities	153,909.84
Total Liabilities	843,077.89
Equity	
30000 · Capital Stock	
31000 · Preferred Stock	
31100 · Preferred Stock Pierce	115,000.00
31201 · Preferred Stock MS McCormack	75,000.00
31202 · Preferred Stock R Vogel	10,000.00
31203 · Preferred Stock W Perkins	75,000.00
31204 · Preferred Stock E Perkins	25,000.00
31205 · Preferred Stock May H. Pierce	750,000.00
31300 · SAFE Investment Equity	
31310 · David Abraham - SAFE	50,000.00
31320 · Sam Pierce - SAFE	500,000.00
31330 · Cuong Do - SAFE	25,000.00
Total 31300 · SAFE Investment Equity	575,000.00
31400 · 2024 Investor Raise	

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

6:56 AM

01/25/2026

Accrual Basis

	Dec 31, 25
35110 · 2024 Pre-Conversion Invst Depos	750,000.00
Total 31400 · 2024 Investor Raise	750,000.00
Total 31000 · Preferred Stock	2,375,000.00
32000 · Common Stock	
32100 · Crowd Funded Common Stock	170,559.86
32000 · Common Stock - Other	-804,917.42
Total 32000 · Common Stock	-634,357.56
Total 30000 · Capital Stock	1,740,642.44
32001 · *Retained Earnings	-277,131.70
39000 · Retained Earnings	-197,796.39
Net Income	-817,888.71
Total Equity	447,825.64
TOTAL LIABILITIES & EQUITY	**1,290,903.53**

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

AQAAAAk

ASSETS

  Current Assets

    Checking/Savings

      10100 · GSB Checking 4854

      10220 · GSB Checking 4994

      10300 · Cash in Drawer

    Total Checking/Savings

    Accounts Receivable

      11000 · Accounts Receivable

    Total Accounts Receivable

    Other Current Assets

      12001 · Undeposited Funds

      13000 · Inventory

      13100 · Merchandise Inventory

        13110 · Tees Inventory

        13120 · Hats Inventory

        13130 · Glasses Inventory

        13150 · Miscellaneous Merch Inventory

      Total 13100 · Merchandise Inventory

      13550 · Due from Employee

      13560 · Deferred Salary per CPA

      13600 · Emp Retention Credit Receivable

      13900 · Security Deposit

    Total Other Current Assets

  Total Current Assets

  Fixed Assets

      15200 · Facility Build Out

      15300 · Furniture and Equipment

      15330 · Corporate Conversion Expenses

      15340 · Vehicles

      15900 · Intangibles - R&D Costs

      17000 · Accumulated Depreciation

  Total Fixed Assets

  Other Assets

      15100 · Start Up Costs

      15400 · Guarantee & Loan Fees

      17500 · Accumulated Amortization

  Total Other Assets

TOTAL ASSETS

LIABILITIES & EQUITY

.

    Liabilities

        Current Liabilities

            Accounts Payable

                20000 · Accounts Payable   .

            Total Accounts Payable

            Credit Cards

                20500 · Capital One #1148   .

            Total Credit Cards

            Other Current Liabilities

                22000 · Tips Payable

                25500 · Sales Tax Payable

                25810 · Venue Deposits

                27200 · Pierce LOC

                27210 · Accrued Interest Pierce LOC

                27220 · Accrued Interest McConnell $40K

                28100 · SBAD Treas Loan #7402   .

            Total Other Current Liabilities   .

        Total Current Liabilities

        Long Term Liabilities

            26000 · GSB Loan #5180

            27800 · Ford Lightning Lease

            27810 · Ford Escape Lease   .

        Total Long Term Liabilities   .

    Total Liabilities

    Equity

        30000 · Capital Stock

            31000 · Preferred Stock

                31100 · Preferred Stock Pierce

                31201 · Preferred Stock MS McCormack

                31202 · Preferred Stock R Vogel

                31203 · Preferred Stock W Perkins

                31204 · Preferred Stock E Perkins

                31205 · Preferred Stock May H. Pierce

                31300 · SAFE Investment Equity

                    31310 · David Abraham - SAFE

                    31320 · Sam Pierce - SAFE

                    31330 · Cuong Do - SAFE   .

                Total 31300 · SAFE Investment Equity

                31400 · 2024 Investor Raise

	.
35110 · 2024 Pre-Conversion Invst Depos	.
Total 31400 · 2024 Investor Raise	.
Total 31000 · Preferred Stock	
32000 · Common Stock	
32100 · Crowd Funded Common Stock	
32000 · Common Stock - Other	.
Total 32000 · Common Stock	.
Total 30000 · Capital Stock	
32001 · *Retained Earnings	
39000 · Retained Earnings	
Net Income	.
Total Equity	.
TOTAL LIABILITIES & EQUITY	.

Three of Strong Inc.
Balance Sheet
As of December 31, 2025

ASSETS

    Current Assets

        Checking/Savings

            10100 · GSB Checking 4854

            10220 · GSB Checking 4994

            10300 · Cash in Drawer

        Total Checking/Savings

        Accounts Receivable

            11000 · Accounts Receivable

        Total Accounts Receivable

        Other Current Assets

            12001 · Undeposited Funds

            13000 · Inventory

            13100 · Merchandise Inventory

                13110 · Tees Inventory

                13120 · Hats Inventory

                13130 · Glasses Inventory

                13150 · Miscellaneous Merch Inventory

            Total 13100 · Merchandise Inventory

            13550 · Due from Employee

            13560 · Deferred Salary per CPA

            13600 · Emp Retention Credit Receivable

            13900 · Security Deposit

        Total Other Current Assets

    Total Current Assets

    Fixed Assets

        15200 · Facility Build Out

        15300 · Furniture and Equipment

        15330 · Corporate Conversion Expenses

        15340 · Vehicles

        15900 · Intangibles - R&D Costs

        17000 · Accumulated Depreciation

    Total Fixed Assets

    Other Assets

        15100 · Start Up Costs

        15400 · Guarantee & Loan Fees

        17500 · Accumulated Amortization

    Total Other Assets

TOTAL ASSETS

LIABILITIES & EQUITY

Liabilities

    Current Liabilities

        Accounts Payable

            20000 · Accounts Payable

        Total Accounts Payable

        Credit Cards

            20500 · Capital One #1148

        Total Credit Cards

        Other Current Liabilities

            22000 · Tips Payable

            25500 · Sales Tax Payable

            25810 · Venue Deposits

            27200 · Pierce LOC

            27210 · Accrued Interest Pierce LOC

            27220 · Accrued Interest McConnell $40K

            28100 · SBAD Treas Loan #7402

        Total Other Current Liabilities

    Total Current Liabilities

    Long Term Liabilities

        26000 · GSB Loan #5180

        27800 · Ford Lightning Lease

        27810 · Ford Escape Lease

    Total Long Term Liabilities

Total Liabilities

Equity

    30000 · Capital Stock

        31000 · Preferred Stock

            31100 · Preferred Stock Pierce

            31201 · Preferred Stock MS McCormack

            31202 · Preferred Stock R Vogel

            31203 · Preferred Stock W Perkins

            31204 · Preferred Stock E Perkins

            31205 · Preferred Stock May H. Pierce

            31300 · SAFE Investment Equity

                31310 · David Abraham - SAFE

                31320 · Sam Pierce - SAFE

                31330 · Cuong Do - SAFE

            Total 31300 · SAFE Investment Equity

            31400 · 2024 Investor Raise

35110 · 2024 Pre-Conversion Invst Depos

Total 31400 · 2024 Investor Raise

Total 31000 · Preferred Stock

32000 · Common Stock

32100 · Crowd Funded Common Stock

32000 · Common Stock - Other

Total 32000 · Common Stock

Total 30000 · Capital Stock

32001 · *Retained Earnings

39000 · Retained Earnings

Net Income

Total Equity

TOTAL LIABILITIES & EQUITY

Three of Strong Inc.
Profit & Loss
January through December 2025

7:02 AM
01/25/2026
Accrual Basis

	Jan - Dec 25
Ordinary Income/Expense	
Income	
40100 · Tasting Room Sales	
40110 · Food & Beverage Sales	107,220.31
40130 · Tour Sales	1,670.00
40190 · Discounts	-1,136.25
Total 40100 · Tasting Room Sales	107,754.06
40200 · Off Premise Retail Sales	
40201 · Retail Keg Cocktail Sales	250.00
40210 · Off Premise Alcohol Sales	34,624.11
40220 · Merchandise Sales	9,248.00
40230 · Ready to Drink Cocktail Series	21,447.52
40290 · Discounts - Off Premise Alcohol	-3,039.28
40291 · Discounts - Merchandise	-1,473.53
40292 · Discounts - Ready to Drink	-1,583.70
40293 · Discount - Retail Keg Cocktail	0.00
Total 40200 · Off Premise Retail Sales	59,473.12
40300 · Class Registration Fees/Tickets	9,822.01
40310 · Online Retail Sales	
40313 · Online Delivery Fee Income	1,514.10
40314 · Online Retail-Off Prem Spirits	4,516.99
40315 · Online Retail - Merchandise	1,459.04
40316 · Online Retail - RTDs	2,408.31
Total 40310 · Online Retail Sales	9,898.44
40400 · Wholesale Sales	
40410 · Pine State	
40411 · Pine State Sales	62,908.85
Total 40410 · Pine State	62,908.85

40420 · Out of State	
40421 · Out of State Wholesale - NH	16,907.40
40423 · Out of State Wholesale - MA	11,665.65
40424 · Out of State Discounts - MA	-174.69
Total 40420 · Out of State	28,398.36
40470 · Kegged Cocktail Program	
40471 · Kegged Cocktail Sales	5,118.00
40472 · KCP Keg Refundable Deposit	150.00
Total 40470 · Kegged Cocktail Program	5,268.00
40480 · Ready to Drink Cocktails	
40481 · Ready to Drink Cocktail Sales	192,804.58
40485 · RTD Redemption deposit per case	3,196.80
40489 · Ready to Drink Ctail Discounts	-290.50
Total 40480 · Ready to Drink Cocktails	195,710.88
Total 40400 · Wholesale Sales	292,286.09
40500 · Contract Distilling	
40510 · Contract Distilling Income	26,838.07
40550 · Storage Fees	1,800.00
40560 · Service Agreement Income	339.56
Total 40500 · Contract Distilling	28,977.63
40600 · Off-Site Event	730.00
40700 · Venue Rental	5,091.00
Total Income	514,032.35
Cost of Goods Sold	
50100 · Cost of Goods	
50110 · COGS - Food & Beverages	8,201.51
50120 · COGS - Ready to Drink Cocktails	180,152.25
50130 · COGS - Distillery	52,194.19
50140 · COGS - Contract Distilling	5,825.23
50150 · COGS - ME Transfer Tax	9,727.65
50160 · COGS - Merchandise	4,441.62

50189 · COGS - DTC	372.68
50190 · COGS - Inventory Adjustment	12,533.90
50195 · COGS-Merchandise Inventory Adj	3,734.87
Total 50100 · Cost of Goods	277,183.90
50900 · Merchant Account Fees	6,396.18
50910 · Shopify Merchant Account Fees	2,472.47
Total COGS	286,052.55
Gross Profit	227,979.80
Expense	
60200 · Automobile Expense	1,094.83
60400 · Bank Service Charges	3,235.36
60900 · Cash Over/Short	658.75
61500 · Charitable Contributions	1,924.00
61700 · Computer and Internet Expenses	
61710 · Website Costs	453.00
61720 · Software	4,310.16
61730 · Computer Hardware Expenses	150.00
Total 61700 · Computer and Internet Expenses	4,913.16
62300 · Delivery & Postage	1,584.54
62500 · Dues and Subscriptions	11,667.51
62800 · Federal Excise Taxes	7,859.98
62850 · Maine Excise Taxes	9,609.67
62900 · Fundraising Expense	22,550.00
63300 · Insurance Expense	36,482.00
63400 · Interest Expense	
63410 · GSB Loan #5180 Interest Expense	5,426.78
63440 · Capital One #1148 Interest Expe	4,254.15
63450 · Pierce LOC Interest Expense	41,153.94
63470 · Kapitus Loan Interest Expense	63,647.68
63480 · Ford LIghtning Lease - Interest	3,675.76
63481 · Ford Escape Lease - Interest Ex	1,349.99

Total 63400 · Interest Expense	119,508.30
64000 · Licenses & Fees	9,181.63
64100 · Marketing & Advertising	
64110 · Printing Expenses	1,120.37
64120 · Advertising	26,939.18
64130 · Marketing External Assistance	14,917.77
64150 · Promotions / Sales	23,212.66
64160 · Marketing Collateral	294.25
Total 64100 · Marketing & Advertising	66,484.23
64300 · Meals and Entertainment	
64310 · Meals - Sales	2,087.62
64330 · Meals - Management	190.82
Total 64300 · Meals and Entertainment	2,278.44
64900 · Office Supplies	1,018.65
64950 · Outside Sales Expense	7,089.47
66000 · Payroll Expenses	
66100 · Gross Wages Employees	314,281.54
66150 · Gross Wages Officers	92,307.82
66200 · Payroll Taxes	42,008.06
66400 · Health Insurance	40,842.09
66500 · Dental Insurance Expense	3,799.47
66600 · Vision Insurance Expense	315.20
66640 · ST/LT Disability Insurance Exp	1,865.93
66650 · Staff Appreciation	559.78
Total 66000 · Payroll Expenses	495,979.89
66690 · Professional Development	400.00
66700 · Professional Fees	
66710 · Bookkeeping Expense	32,588.00
66720 · Consulting	7,552.00
66730 · Accounting Fees	15,620.00
66740 · Legal Fees	7,383.29

Total 66700 · Professional Fees	63,143.29
66800 · Personal Property Taxes	2,931.50
66900 · Payroll Processing Fees	7,284.33
67100 · Rent Expense	67,887.60
67200 · Repairs and Maintenance	28,369.55
67300 · Self Storage Expense	1,473.00
67500 · Supplies	5,359.75
67600 · Tasting Room Programming Expens	8,499.62
68100 · Telephone Expense	4,051.62
68400 · Travel Expense	7,344.06
68600 · Utilities	26,427.22
69000 · Pension & Profit Sharing Plans	
69100 · 401K Processing Fees	1,500.00
69200 · 401K Employer Match	20,621.00
Total 69000 · Pension & Profit Sharing Plans	22,121.00
Total Expense	1,048,412.95
Net Ordinary Income	-820,433.15
Other Income/Expense	
Other Income	
74000 · Gain/Loss on Sale of Assets	1,305.00
75000 · Prior period Payroll Tax refund	206.27
82000 · Cash Back Rewards	1,033.17
Total Other Income	2,544.44
Net Other Income	2,544.44
Net Income	**-817,888.71**

Three of Strong Inc.

Statement of Cash Flows

January through December 2025

7:44 AM
01/25/2026

	Jan - Dec 25
OPERATING ACTIVITIES	
Net Income	-817,888.71
Adjustments to reconcile Net Income	
to net cash provided by operations:	
11000 · Accounts Receivable	-2,115.19
13000 · Inventory	12,683.90
13100 · Merchandise Inventory:13110 · Tees Inventory	1,185.30
13100 · Merchandise Inventory:13120 · Hats Inventory	1,792.99
13100 · Merchandise Inventory:13130 · Glasses Inventory	588.19
13100 · Merchandise Inventory:13150 · Miscellaneous Merch Inventory	168.39
20000 · Accounts Payable	-4,963.00
20500 · Capital One #1148	-8,298.82
22000 · Tips Payable	456.34
24160 · Accrued Shareholder Wages	-9,230.78
25500 · Sales Tax Payable	-297.16
25810 · Venue Deposits	150.00
27200 · Pierce LOC	40,000.00
27210 · Accrued Interest Pierce LOC	28,570.54
27350 · Kapitus Loan	-88,841.80
28100 · SBAD Treas Loan #7402	-5,340.00
Net cash provided by Operating Activities	-851,379.81
INVESTING ACTIVITIES	
15330 · Corporate Conversion Expenses	-15,636.50
15340 · Vehicles	-36,626.00
Net cash provided by Investing Activities	-52,262.50
FINANCING ACTIVITIES	
26000 · GSB Loan #5180	-38,164.42
27800 · Ford Lightning Lease	-8,357.60

27810 · Ford Escape Lease	30,304.75
30000 · Capital Stock:31000 · Preferred Stock:31100 · Preferred Stock Pierce	100,000.00
30000 · Capital Stock:31000 · Preferred Stock:31205 · Preferred Stock May H. Pierce	750,000.00
30000 · Capital Stock:32000 · Common Stock:32100 · Crowd Funded Common Stock	73,063.05
Net cash provided by Financing Activities	906,845.78
Net cash increase for period	3,203.47
Cash at beginning of period	11,087.70
Cash at end of period	**14,291.17**

	Preferred Stock		Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Inception (December 2024)	5,562,499	$ 1,340,000	8,000,000	$ (707,421)	$ 632,579	$ (693,893)	$ -	$ 632,579.00
Contributed capital	2,833,333	1,035,000	616,138	73,063	$ 1,108,063	-	-	$ 1,108,063.05
Net income (loss)	-	-	-	-	(474,928)	-	(817,889)	$ (1,292,816.80)
December 31, 2025	8,395,832	$ 2,375,000	8,616,138	$ (634,358)	$ 1,265,714	$ (693,893)	$ (817,889)	$ 447,825.25

NOTE 1 – NATURE OF OPERATIONS

Three of Strong, Inc. was formed in Delaware on September 12, 2024. The Company is a successor entity to its predecessor, Comfortable Waters, LLC d/b/a Three of Strong Spirits, which began operations in July 2019.

Business Model
We are a craft distillery with a focus on rum. Primary revenues are derived from retail & wholesale sales of bottled spirits and Ready to Drink cocktails, cocktail keg sales and Tasting Room operations. We also generate revenue from contract distilling engagements. The Company is located in Maine, and sells in Maine, New Hampshire, Massachusetts and California with direct-to-consumer sales commencing in late 2024.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024, and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had $ 8,729.41 and $10,895.44 in cash as of December 31, 2024 and December 31, 2025, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and in the State of Maine. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Inventory

Inventory consisted primarily of raw materials and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory as of December 31, 2024 and December 31, 2025 valued $188,878 and $172,459, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024, or December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	12/31/2025
Leasehold Improvement	15	833,956
Furniture & Equipment	7	260,316
Less Accumulated Depreciation	(356,002)	
Totals	**738,270**	

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

Revenue Recognition
The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues from four revenue streams: a) tasting room cocktail service and retail sales, b) wholesale sales of spirits/ready to drink cocktails to distributors, c) cocktail keg/ ready to drink sales to bars and restaurants, and d) contract distilling

a) Tasting Room Cocktail Service and Retail Sales- The Company's primary performance obligation is to provide bar service or retail sales of bottles, ready to drink cocktails, or merchandise to customers in the tasting room. Payments are collected and revenues are recognized at the time of service.

b) Wholesale Sales of Spirits/Ready to Drink Cocktails- The Company's primary performance obligation is delivery of products. The Company prepares orders for pickup at the distillery. Invoices are generated at time of order and terms are net 15/30 days. Revenue is recognized at the time of invoice. Any revenues related to deliveries not picked up by year-end are deemed nominal.

c) Cocktails Keg / Ready to drink Sales to Bars and Restaurants- The Company's primary performance obligation is delivery of its product to its customer. Invoices are generated upon delivery and are paid on a weekly basis. Revenue is recognized at the time of service.

d) Contract Distilling- The Company develops recipes and/or produces distilled output. The Company collects some payments in advance of work and then bills for the remainder based on time/output levels. Any revenues related to uncompleted work at year-end are deemed nominal.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

NOTE 3 – DEBT

Creditor: Samuel Pierce
Amount Owed: $604,488.81
Interest Rate: 8.0%
Please refer to our related party transactions. During 2025, the Company entered into two related party loans with its CEO, totaling $40,000 in new debt. The outstanding amount owed includes $64,488.81 in accrued interest as of 12/31/2025

Creditor: David McConnell
Amount Owed: $ 3,603.29
Interest Rate: 0.0%
The sole obligation of the company to the Creditor is the accrued interest in the amount of $3,603.29 as of 12/31/2025.

Creditor: Maine Community Bank
Amount Owed: $72,272.26
Interest Rate: 5.75%
Maturity Date: March 7, 2027
Equipment backed loan, guaranteed by the Finance Authority of Maine.

Creditor: United States Small Business Association
Amount Owed: $70,720.00
Interest Rate: 3.75%
Maturity Date: June 16, 2050
$445 monthly payments due for 30 years.

Creditor: Ford Motor Credit Corp
Amount Owed: $81,637.58
Interest Rate: 0.0%
Maturity Date: April 21, 2027, and January 7, 2028
Ford F150 Lightning and Ford Escape Hybrid vehicle leases.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

During the period 2018 - December 31, 2025, the Company entered into one long-term lease agreement in relation to our rent. The rent lease covers the period August 2018 - July 2033 and monthly payments vary throughout the lease ranging from $5,070 - $6,700.

Leased vehicles through Ford Motor Credit Corp are listed in the Note 3 above. The Company was actively looking to exit these leases as of December 31, 2025.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 23,000,000 shares of our common stock with par value of $0.00001. As of December 31, 2025, the company has currently issued 8,616,138 shares of our common stock.

Preferred Shares
We have authorized the issuance of 9,062,500 shares of Preferred Shares with a par value of $0.00001. As of December 31, 2025, the company has issued 8,395,832 shares of our preferred shares.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Samuel Pierce made loans to the Company in the amount of $40,000 in 2025. The details of these transactions are discussed in Note 3.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through March 31, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Samuel Pierce, the CEO of Three of Strong, Inc. hereby certify that the financial statements of Three of Strong Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended on December 31, 2025, the amounts reported on our tax returns were total income of $230,051; taxable income of $-856,078 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 3/31/2026.

Samuel Pierce (Signature)

Samuel Pierce

CEO (Title)

3/31/2026 (Date)